 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

BELLAVISTA CAPITAL, INC.
(Name of Subject Company)

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC; and MacKenzie Patterson Fuller, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
 (CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$625,000	$24.56

*	For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Shares at a purchase price equal to $1.25 per Share in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36.84
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: March 12, 2008

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of March 12, 2008 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC (collectively the “Purchasers”) to purchase up to 500,000 shares of common stock (the “Shares”)  in BellaVista Capital, Inc. (the “Corporation”), the subject company, at a purchase price equal to $1.25 per Share, less the amount of any dividends declared or made with respect to the Shares between March 11, 2008 (the “Offer Date”) and April 14, 2008 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal.

The Purchasers and their affiliates currently beneficially own 1,367,622 Shares, or 10.91% of the outstanding Shares.  The 500,000 Shares subject to the Offer constitute 3.99% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $625,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.  The foregoing changes are hereby made in all places in which they appear in the Offer to Purchase, Letter of Transmittal, and Form of Letter to Shareholders.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated March 11, 2008*

(a)(2)	Letter of Transmittal*

(a)(3)	Form of Letter to Shareholders dated March 11, 2008*

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 12, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      March 12, 2008

MPF-NY, 2007; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President